FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 5th, 2021

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

Vyacheslav Nikolaev Appointed MTS President & CEO

March 5, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces that the MTS Board of Directors (“BoD” or “the Board”) has appointed MTS First Vice President for Customer Experience, Marketing, and Ecosystem Development Vyacheslav Nikolaev as President & CEO for a three-year term beginning March 13, 2021. Following the end of his term at MTS on March 12, current President & CEO Alexey Kornya has been recommended to be appointed First Vice President of MTS parent Sistema PJSFC (LSE: SSA, MOEX: AFKS), a Russian publicly traded investment company, by the Nomination, Remuneration, and Corporate Governance Committee of the Board of Directors of Sistema PJSFC.

Felix Evtushenkov, Chairman of the MTS Board of Directors, commented: “In his new role as MTS Group President & CEO, Vyacheslav Nikolaev will take on an ambitious task — strengthening MTS’s market position as a telecom-based ecosystem of digital services, thereby completing MTS’s comprehensive brand transformation. In addition, we regard it as equally important to further reinforce the Company’s established leadership position within the highly competitive telecommunications market. Over the past several years, Vyacheslav has headed MTS’s efforts in marketing, customer experience, and ecosystem development, overseeing brand favorability as well as product and service quality. He has enabled the successful work of our product teams, while revamping the way we engage with customers and attracting leading international partners into the MTS ecosystem. With more than 15 years of experience at MTS, I am confident his professional acumen, strategic grasp of the industry — as well as the Company’s ambitions and opportunities — will position him to further build on the achievements of his predecessors to increase shareholder value and lay a strong foundation for MTS’s continued successful development.”

“We thank Alexey Kornya for the record operational and financial results achieved by MTS under his leadership over the past three years — in particular in 2020 despite the challenging market trends amid the global pandemic. Alexey’s strategic vision and extensive expertise in innovation enabled him to successfully realize the first phase of MTS’s Customer Lifetime Value 2.0 strategy aimed at building an ecosystem of consumer services. His broad experience, management talent, and deep financial aptitude will be great assets as he takes on a new position at Sistema PJSFC to help the company strengthen its position in innovative directions,” Felix Evtushenkov added.

Biography of Vyacheslav (Slava) Nikolaev

Vyacheslav (Slava) Nikolaev was appointed First Vice President for Customer Experience & Marketing in August 2019. In April 2020, his role was further expanded to encompass MTS’s strategic digital ecosystem efforts as First Vice President for Customer Experience, Marketing, and Ecosystem Development.

Vyacheslav first joined MTS in 2004 and has served in a series of senior positions across marketing and commercial management, most recently as Vice President for Marketing (2017-2019) and before that as B2B Director (2011–2017). His earlier roles included Group Director for Commercial Control, Deputy Director for Regional Management at MTS Russia, as well as acting Director of MTS Russia.

Before joining MTS, Vyacheslav worked as a supervising telecoms analyst, leading the sector research teams at Trust and Renaissance Capital. Vyacheslav began his professional career in 1997 as a consultant at European Public Policy Advisers (UK) and J'son and Partners (Sweden).

Vyacheslav was born in 1970. He graduated from the Faculty of Computational Mathematics & Cybernetics at Lomonosov Moscow State University in 1992.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: March 5th, 2021